UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

Abrams Industries, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

003788 10 6

(CUSIP Number)

David L. Abrams
P.O. Box 53407
Atlanta, Georgia 30355-1407
(770) 953-0304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on following pages)

CUSIP NO. 003788 10 6	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David L. Abrams

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  7.    SOLE VOTING POWER

       722,214 Shares of Common Stock
  8.    SHARED VOTING POWER

       25,464 Shares of Common Stock
  9.    SOLE DISPOSITIVE POWER

       722,214 Shares of Common Stock
10.    SHARED DISPOSITIVE POWER

       325,464 Shares of Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,678 Shares of Common Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.7% of the outstanding Common Stock

14.	TYPE OF REPORTING PERSON IN

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 2 (the “Amendment”) is being filed by Mr. David L. Abrams (the “Reporting Person”) and relates to shares of the common stock, par value $1.00 per share, designated as Common Stock (the “Common Stock”) of Abrams Industries, Inc., a Georgia corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 1945 The Exchange, Suite 300, Atlanta, Georgia 30339.

ITEM 2.    IDENTITY AND BACKGROUND

The Reporting Person is principally employed as the President of Silver Star Management Corp. (“Silver Star”), an investment management company, and is engaged in managing family investments, including shares of the Company as described in Item 6 of this Amendment. The business address of the Reporting Person and Silver Star is P.O. Box 53407, Atlanta, Georgia 30355. The Reporting Person is a citizen of the United States. The Reporting Person is a director of the Issuer.

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4.    PURPOSE OF THE TRANSACTION

This Amendment is filed to reflect a change in the Reporting Person’s beneficial ownership because of (1) the distribution to the Reporting Person of 48,272 shares of Common Stock from two trusts and (2) the resignation of two directors from the corporate general partner of a limited partnership holding 612,208 shares of Common Stock, leaving the Reporting Person as the sole director of the corporate general partner.

The Reporting Person is a beneficiary under two trusts holding shares of Common Stock. On December 30, 2002, the Reporting Person transmitted instructions to the trustee for the trusts to distribute his shares to him. Pursuant to these instructions, the trustee shall distribute 48,272 shares of Common Stock to the Reporting Person. Prior to the distribution, the trustee held the power to vote and dispose of such shares. The shares are being distributed pursuant to the express provisions of the trusts.

Kandu Partners, L.P. (“Kandu Partners”) currently holds 612,208 shares of Common Stock. Pursuant to a limited partnership agreement, Kandu Management Corp. (“Kandu Management”) is the sole general partner of Kandu Partners. Except as provided in the limited partnership agreement, Kandu Management has full and exclusive responsibility and discretion in the management, operation and control of Kandu Partners. These powers include the ability to cause Kandu Partners to dispose of and vote the shares, so long as they are owned by Kandu Partners. Kandu Partners was formed on May 10, 1999 and shall continue until the first to occur of (1) December 31, 2049, or (2) the dissolution of Kandu Partners pursuant to the express provisions of the limited partnership agreement. The Reporting Person is a director and president of Kandu Management and is the holder of one-third of its voting stock.

Effective December 30, 2002, Janet B. and Judith F. Abrams resigned from the board of directors of Kandu Management, leaving the Reporting Person as the sole director. As a result of these resignations, this Amendment reports that the Reporting Person could be deemed to have sole voting and dispositive power over the 612,208 shares of Common Stock held by Kandu Partners; previously, it was reported that the Reporting Person shared voting and dispositive power over these shares.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)    The Reporting Person beneficially owns or could be deemed to beneficially own 747,678 shares of Common Stock. Based upon information contained in the Issuer’s most recent public filing containing such information filed with the Securities and Exchange Commission, the Reporting Person’s Common Stock holdings represent approximately 25.7% of the outstanding Common Stock of the Issuer.

(b)    The Reporting Person has or could be deemed to have the sole power to vote and dispose of 722,214 shares of Common Stock. This includes the 48,272 shares the Reporting Person received upon distribution by the two trusts and 612,208 shares directly held by Kandu Partners as described in Item 4.

The Reporting Person has or could be deemed to have shared power to vote and dispose of 25,064 shares of Common Stock held by Purple Heart Partners LLLP (“Purple Heart Partners”). Pursuant to a limited partnership agreement, Silver Star is the sole general partner of Purple Heart Partners. Except as provided in the limited partnership agreement, Silver Star has full and exclusive responsibility and discretion in the management, operation and control of Purple Heart Partners. These powers include the ability to cause Purple Heart Partners to dispose of and vote the shares, so long as they are owned by Purple Heart Partners. Purple Heart Partners was formed on October 12, 2000 and shall continue until the dissolution of Purple Heart Partners pursuant to the express provisions of the limited partnership agreement. The Reporting Person is one of two directors of Silver Star and is the holder of one-third of its voting stock.

The Reporting Person has or could be deemed to have shared power to vote and dispose of 400 shares of Common Stock held by the Estate of Bernard W. Abrams. The Reporting Person is a co-executor of the Estate.

(c)    See Item 4.

(d)    None.

(e)    Not applicable.

ITEM 6.	CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in this Amendment, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the

Issuer, including finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

1.    Limited Partnership Agreement of Kandu Partners L.P. dated as of May 10, 1999

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 30, 2002

/s/ DAVID L. ABRAMS
David L. Abrams